                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------
                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
              PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT")


                            JAG Media Holdings, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

                 Nevada                                  88-0380546
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

     6865 SW 18th Street, Suite B13
          Boca Raton, Florida                              33433
(Address of Principal Executive Offices)                 (Zip Code)

    If this form relates to the                If this form relates to the
    registration of a class of                 registration of a class of
    securities pursuant to Section             securities pursuant to Section
    12(b) of the Exchange Act and is           12(g) of the Exchange Act and is
    effective pursuant to General              effective pursuant to General
    Instruction A.(c), please check            Instruction A.(d), please check
    the following box. |_|                     the following box. |X|

Securities Act registration statement file number to which this form relates:
                             Not Applicable (If applicable)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                     Each Class is to be Registered
       -------------------                     ------------------------------

          Not Applicable                               Not Applicable

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                     Each Class is to be Registered
------------------------------------        ------------------------------------

Series 2 Class B Common Stock,                          Not Applicable
par value $.00001 per share

Item 1. Description of Registrant's Securities to be Registered

The Registrant plans to file a Certificate of Designation of the Series 2 Class B common stock, par value $0.00001 per share ("Series 2 Class B Common Stock"), of the Registrant (the "Certificate of Designation") with the Secretary of State of the State of Nevada on or about April 11, 2003. Upon filing with the Secretary of State, the Registrant's Class B common stock shall consist of two series: (1) Series 1 Class B common stock, par value $0.00001 per share ("Series 1 Class B Common Stock"), whose terms and conditions are set forth in the Articles of Incorporation of the Registrant, as amended to date (the "Articles"), and which shares were previously registered on a Form 8-A registration statement filed with the Securities and Exchange Commission (the "Commission") on March 25, 2002, and (2) Series 2 Class B Common Stock whose terms and conditions are summarized below. The rights, preferences, privileges and restrictions of the Series 2 Class B Common Stock are set forth in full in the form of Certificate of Designation attached as Exhibit 3.3 hereto and the following description should be read in conjunction with, and is qualified in its entirety by reference to, the Certificate of Designation The following description assumes the effectiveness of the Certificate of Designation.

         General. The initial number of shares constituting the Series 2 Class B Common Stock shall be Four Hundred Thousand (400,000).

         No Voting Rights. Except as required by law, holders of shares of Series 2 Class B Common Stock shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Registrant.

         Distribution of Assets. Upon the dissolution, liquidation or winding up of the Registrant, subject to the rights, if any, of the holders of any of the Registrant's securities other than common stock, the holders of the Series 2 Class B Common Stock, Series 1 Class B Common Stock and Class A common stock will be entitled to receive all the assets of the Registrant available for distribution to its stockholders ratably in proportion to the number of shares held by them.

         Dividends. Holders of Series 2 Class B Common Stock and Class A common stock of the Registrant shall be entitled to receive, on an equal basis, such dividends, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of the assets or funds of the Registrant legally available therefor.

         Mandatory Redemption. Each share of the Series 2 Class B Common Stock must be redeemed by the Registrant, to the fullest extent permitted by law, within six (6) months (or as soon thereafter as permitted by law) following final resolution of the Registrant's lawsuit against certain brokerage firms (JAG Media Holdings, Inc. v. A.G. Edwards & Sons et al) which is, as of the date of this resolution, pending in U.S. District Court for the Southern District of Texas or any successor or other lawsuit relating to the subject matter thereof in which the Registrant is named as a plaintiff (the "Lawsuit"), which date shall be determined by the Board of Directors (the "Redemption Date"). The Redemption Price for each share of the Series 2 Class B Common Stock shall be equal to the greater of (i) par value or (ii) the amount obtained by dividing
(a) ninety percent of the net proceeds to the Registrant of the Lawsuit after payment of fees and expenses incurred in connection with such Lawsuit and all taxes on net income accrued or paid with respect to such amount, by (b) the total number of shares of Series 2 Class B Common Stock issued and outstanding as of the Redemption Date, which amount shall be rounded to the nearest whole cent.

         Legal Restriction on Redemption Payment. Redemption of the Series 2 Class B Common Stock would be subject to the restrictions set forth in Section
78.288 of the Nevada Revised Statutes which provides that a corporation may not make a distribution to its stockholders if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities.

         Share Certificates. Share certificates shall be issued to represent the Series 2 Class B Common Stock which will specify the number of shares represented by such certificate and the name of the beneficial owner of such shares. Shares of Series 2 Class B Common Stock may be transferred only on the books of the Registrant in person or by duly authorized attorney upon surrender of said certificate properly endorsed and specifying the new beneficial owner.

         Preemptive Rights. The Series 2 Class B Common Stock will not carry any preemptive rights enabling a holder to subscribe for or receive shares of the Registrant of any class or any other securities convertible into any class of the Registrant's shares.

         Other Series of Class B Common Stock. The Articles authorize the Registrant's Board of Directors to issue new series of Class B common stock other than the Series 1 Class B Common Stock and Series 2 Class B Common Stock and the terms of any new series of Class B common stock, including dividend rates, conversion prices, voting rights, redemption prices and similar matters, shall be determined by the Registrant's Board of Directors.

         Future Financings and Acquisitions.Pursuant to the Articles, the Registrant has authorized 155,000,000 shares of Class A common stock and 30,000,000 shares of Class B common stock, of which 3,000,000 shares have been designated as Series 1 Class B Common Stock and 400,000 will be designated as Series 2 Class B Common Stock. The Registrant's Board of Directors may issue additional shares of Class A common stock and Class B common stock, from time to time in the future, for any proper corporate purpose, including public and private equity offerings, convertible debt offerings, stock splits, stock dividends, acquisitions, warrants, stock option plans, and funding of employee benefit plans. No further action or authorization by the Registrant's stockholders would be necessary prior to the issuance of additional shares of Class A common stock or Class B common stock. The future issuance by the Registrant of shares of Class A common stock or Class B common stock may dilute the equity ownership position and the rights, preferences and privileges of existing stockholders. Unissued shares of common stock could be issued in circumstances that would serve to preserve control of the Registrant's existing management.

         Anti-Takeover Effects. The Articles provide that no further action or authorization by the Registrant's stockholders would be necessary prior to the issuance of additional shares of Class A common stock or Class B common stock, including a new series of Class B common stock with special voting rights by class or with more than one vote per share, to a "white knight" in order to deter a potential buyer of the Registrant. The future issuance by the Registrant might have the effect of preventing or discouraging an attempt by a party unable to obtain the approval of the Registrant's Board of Directors to take over or otherwise gain control of the Registrant.

         Nasdaq OTC Bulletin Board. The Registrant's Class A common stock is traded on the NASDAQ OTC Bulletin Board ("OTCBB"). The Registrant does not intend to take any action to have the Series 2 Class B Common Stock qualified for trading on the OTCBB or listed on any exchange.

Item 2. Exhibits

The following exhibits are filed as part of this registration statement:

         Exhibit No.   Exhibit Description
         -----------   -------------------

           3.1         Articles of Incorporation of the Registrant.*

           3.2 Certificate of Amendment to Articles of Incorporation of Registrant as filed with the Secretary of State of the State of Nevada on April 8, 2002.**

           3.3         Form of Certificate of Designation.

           4.1 Form of Series 2 Class B Common Stock certificate of the Registrant.

*Previously filed with the Commission as an exhibit to Amendment No. 1 to Registration Statement on Form SB-2 on September 30, 1999 and incorporated herein by reference.


**Previously filed with the Commission as an exhibit to our Current Report on Form 8-K on April 17, 2002 and incorporated herein by reference.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                               JAG MEDIA HOLDINGS, INC.


Date: April 9, 2003                            By: /s/ Gary Valinoti
                                                    ----------------
                                                      Name: Gary Valinoti
                                                      Title: President and Chief
                                                             Executive Officer